FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of February 28, 2005

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: February 28, 2005	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	DECEMBER 31, 2004

DATE OF REPORT:	FEBRUARY 28, 2005

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A OF BC FORM 51-901F AND BC FORM 51-102F1 MANAGEMENT DISCUSSION AND ANALYSIS.

Drew Cadenhead	"Drew Cadenhead"	05/02/28

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

Garth Johnson	"Garth Johnson"	05/02/28

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

Consolidated Interim Financial Statements

For the three and nine months ended December 31, 2004 and 2003

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended December 31, 2004.

Consolidated Balance Sheets
As at December 31, 2004 and March 31, 2004
Expressed in Canadian Dollars

December 31, 2004	March 31, 2004
Unaudited	Audited

Assets
Current
Cash and cash equivalents	$ 752,485	$ 876,466
Amounts receivable and prepaids	97,611	40,695
Marketable securities	3,300	3,300

	853,396	920,461
Oil and gas properties (Note 3)	1,332,810	645,209
Property and equipment	14,086	17,470

	$ 2,200,292	$ 1,583,140

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$ 1,145	$ 14,293
Due to related parties (Note 5)	19,078	9,960

	20,223	24,253

Share capital (Note 4)	11,891,978	10,623,289
Contributed surplus	400,636	400,636
Deficit	(10,112,545)	(9,465,038)

	2,180,069	1,558,887

	$ 2,200,292	$ 1,583,140

See accompanying notes.

Approved by the Board of Directors:

"Garth Johnson"                         "Drew Cadenhead"
Garth Johnson, Director         Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
For the Periods Ending December 31, 2004
Expressed in Canadian Dollars
Unaudited

Three months ended		Nine months ended
December 31		December 31
2004	2003	2004	2003

Expenses
General and administrative	$ 175,313	$ 148,390	$ 503,016	$ 775,088
Foreign exchange	56,994	649	153,361	14,972
Amortization	1,128	1,374	3,384	4,122

Loss before other items	(233,435)	(150,413)	(659,761)	(794,182)

Other Items
Interest income	2,090	5,264	12,254	11,894
Write-off of oil and gas property	-	-	-	(1)
Gain on sale of property and equipment	-	-	-	23,256
Recovery of costs	-	(19)	-	484

Net loss for the period	(231,345)	(145,168)	(647,507)	(758,549)

Deficit, beginning of period	(9,881,200)	(9,140,418)	(9,465,038)	(8,527,037)

Deficit, end of Period	$ (10,112,545)	$ (9,285,586)	$ (10,112,545)	$ (9,285,586)

Loss per share	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.07)

Weighted average number of shares outstanding	12,463,755	11,112,365	12,463,755	11,112,365

See accompanying notes.

Consolidated Statements of Cash Flows
For the Periods Ending December 31, 2004
Expressed in Canadian Dollars
Unaudited

Three months ended		Nine months ended
December 31		December 31
2004	2003	2004	2003

Operating Activities
Net loss for the period	$ (231,345)	$ (145,168)	$ (647,507)	$ (758,549)
Changes for non-cash working capital accounts:
Amounts receivable and prepaids	(36,940)	2,406	(56,916)	85,579
Due to/from related parties	8,277	5,180	9,118	(67,220)
Accounts payable and accrued liabilities	(4,030)	(11,006)	(13,148)	(26,959)
Changes for non-cash operating items:
Amortization	1,128	1,374	3,384	4,122
Stock option compensation	-	-	-	290,031
Gain on sale of property and equipment	-	-	-	(23,256)
Write-off of oil and gas property	-	-	-	1

Cash used in operating activities	(262,910)	(147,214)	(705,069)	(496,251)

Financing Activities
Issuance of common shares	13,706	-	1,268,689	9,710

Cash provided by financing activities	13,706	-	1,268,689	9,710

Investing Activities
Exploration of oil and gas properties	(382,083)	(497)	(687,601)	(54,295)
Proceeds from sale of property
and equipment	-	-	-	404,141
Purchase of property and equipment	-	-	-	(3,268)

Cash (used in) provided by investing activities	(382,083)	(497)	(687,601)	346,578

Net decrease in cash during the period	(631,287)	(147,711)	(123,981)	(139,963)
Cash position - Beginning of period	1,383,772	1,119,015	876,466	1,111,267

Cash position - End of period	$ 752,485	$ 971,304	$ 752,485	$ 971,304

See accompanying notes.

Notes to the Consolidated Interim Financial Statements
Nine Months Ended December 31, 2004
Expressed in Canadian Dollars
Unaudited

Note 1 - Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiary TAG Oil (NZ) Limited (formerly "Durum Energy (New Zealand) Limited"), have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2004. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to December 31, 2004 should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended March 31, 2004.

Note 2 - Future operations

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms accepted to the Company. Accordingly, the Company's consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its obligations, in which case the realizable value of its assets may decline materially from current estimates.

Note 3 - Oil and Gas Properties

		Net Book	Additions	Net Book
	Interest	Value at	During the	Value at
	%	March 31, 2004	Period	December 30, 2004

Unproved:
New Zealand:
PEP 38256	53.84	$ 117,251	$ 49,360	$ 166,611
PEP 38258	25	19,696	26,096	45,792
PEP 38741	20	394,978	225,425	620,403
PEP 38480	25	67,226	11,893	79,119
PEP 38765	10	46,058	153,853	199,911
PEP 38757	100	-	9,363	9,363
PEP 38758	100	-	2,441	2,441
AMI-HURSTHOUSE	12.5	-	209,170	209,170

Total Unproved		$ 645,209	$ 687,601	$ 1,332,810

a) New Zealand - PEP 38256 (53.84%); Onshore Canterbury

On September 20, 2004 the Company increased its interest in PEP 38256 from 40.38% to 53.84% due to an unrelated party relinquishing its interest in the permit. The other remaining participant in this permit is Austral Pacific Energy Ltd. (46.16%) ("Austral")

At December 31, 2004, PEP 38256 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, which include a 2-D seismic program, of approximately $140,000 over the next twelve months.

b) New Zealand - PEP 38258 (25%); Offshore Canterbury

At December 31, 2004, PEP 38258 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures, of approximately $15,000 over the next twelve months for geological studies and permit administration.

c) New Zealand - PEP 38741 (20%); Onshore Taranaki Basin

The Company, in June of 2004, drilled, plugged and abandoned the Honeysuckle - 1 well located in this permit.

At December 31, 2004, PEP 38741 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures consisting of drilling one well, geology and geophysics costs and permit administration of approximately $210,000 over the next twelve months.

d) New Zealand - PEP 38480 (25%); Offshore Taranaki

At December 31, 2004, PEP 38480 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting largely of 3-D seismic, as well as permit administration and geology and geophysics, totaling approximately $243,000 over the next twelve months.

e) New Zealand - PEP 38765 (10%); Onshore Taranaki Basin

At December 31, 2004, PEP 38765 is in good standing with respect to its work commitments. The Company drilled the Miro-Miro-1 well in December 2004, which was plugged and abandoned. The Company expects to incur exploration expenditures, consisting of permit administration, geology and geophysics totaling approximately $15,000 over the next twelve months

f) New Zealand - PEP 38757 (100%); Onshore Taranaki Basin

The Company acquired this permit in December 2004 and has incurred costs of $9,363 relating to the acquisition and exploration of the permit. The Company is required to acquire new 3-D seismic and drill one well at a cost of approximately $1,463,000 over the next twelve months to maintain the permit in good standing.

g) New Zealand - PEP 38758 (100%); Onshore Taranaki Basin

The Company acquired this permit in December 2004 and has incurred costs of $2,856 relating to the acquisition and exploration of the permit. The Company is required to acquire new 2-D seismic and conduct a sniffer test on the permit at a cost of approximately $187,500 over the next twelve months to maintain the permit in good standing.

h) New Zealand - Area of Mutual Interest - Hursthouse ("AMI") (12.5%); Onshore Taranaki Basin

The Company entered into a farm-in agreement with Bridge Petroleum Limited ("Bridge") (12.5%) whereby the Company earned a 12.5% interest in an area of mutual interest comprising a portion of PEP 38745 and PEP 38732 by paying US$65,000 to Bridge for past exploration costs relating to the two permits and paying 12.5% of the costs to drill the Hursthouse-1 well that was drilled, plugged and abandoned in December 2004. The other participants in the AMI are Tap (New Zealand) Pty Ltd. (25%) and Westech Energy New Zealand Limited (50%). The Company expects to pay an additional $22,000 in costs relating to the Hursthouse-1 well.

Note 4 - Share Capital

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value

Balance at March 31, 2004	7,978,061	$ 10,623,289
Forward Stock split on the basis of one new share for every two old shares	3,989,025	-
Private Placement	542,495	1,247,218
Exercise of share purchase warrants	75,000	21,471

Balance at December 31, 2004	12,584,581	$ 11,891,978

The Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. The effect of this forward-split has been made on a retroactive basis.

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

The Company also issued 75,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share.

b) Share Purchase Warrants

At December 31, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

5,475,000	US$0.23	June 6, 2005
	US$0.33	June 6, 2006
600,000	US$0.23	August 21, 2005
	US$0.33	August 21, 2006
542,495	US$1.83	May 4, 2005
	US$2.00	May 4, 2006

6,617,495

c) Incentive Stock Options

At December 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

465,000	US$0.27	May 31, 2008
300,000	US$0.27	May 31, 2007

765,000

During the quarter ended September 30, 2004, two stock option agreements to purchase a total of 375,000 shares of the Company at a price of $0.27 per share until March 7, 2005 were terminated. No options have been issued or exercised during the nine-month period ending December 31, 2004.

Note 5 - Related Party Transactions

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At December 31, 2004, the Company owed $19,078 (March 31, 2004 - $9,960) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement and Wages

During the nine-month period ended December 31, 2004, the Company paid $185,760 (December 31, 2003 - $183,574) in wages and directors fees to three directors.

c) Oil and Gas Property

Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd.) has directors, officers and principal shareholders in common with the Company.

d) Other

During the period ended December 31, 2004, the Company incurred $90,727 (December 31, 2003 - $100,569) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At December 31, 2004 the Company owed DLJ $19,078.

Refer to Note 7

Note 6 - Comparative Figures

Certain of the prior years figures may have been reclassified in conformity with the current year's financial statement presentation.

Note 7 - Subsequent Events

a) Commons shares

The Company modified its share capital by purchasing, for cancellation and return to treasury, 1,800,000 incentive shares from the Company's president, at cost, for US$ 5,994.

b) Incentive Stock Options

The Company's directors, and one consultant, agreed to reduce their previously granted stock options from 765,000 to 340,000 as part of a plan to adjust the Company's share capital as well as agreeing to an increase in exercise price from US$0.267 to US$0.65. The Company also granted stock options to purchase 400,000 shares to the president, 125,000 to two new directors and 25,000 shares to a consultant of the Company, exercisable at US$0.65 per share.

A consultant of the Company exercised 100,000 options at a price of US$0.267 per share.

c) Share Purchase Warrants

Subsequent to December 31, 2004 and up to the date of this report, 6,075,000 warrants to purchase common shares of the Company were exercised at a price of US$0.23 per share for cash proceeds of US$1,397,250.

Management's Discussion and Analysis

The following Management's Discussion and Analysis (MD&A) is dated February 23, 2005, for the period ended December 31, 2004 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2004.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by TAG at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conduction foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

TAG Oil Ltd. is a Canadian exploration company, headquartered in Calgary, Alberta, with operations in the Taranaki and Canterbury Basins of New Zealand. TAG holds interests in six petroleum exploration permits, including two 100% held interests, in the commercially proven Taranaki Basin and two interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate. The interests in Taranaki cover 40,000 net acres and the two interests in Canterbury cover 1 million net acres in the non-commercialized, but proven perspective for oil and gas discovery.

Results of Operations

The Company has incurred losses to date of $10,112,545 which incudes a net loss for the third quarter of the 2005 fiscal year of $231,345 (2004:$145,168) or $647,507 (2004: $758,549) for the nine months ended December 31, 2004.

The loss for the third quarter of the 2005 fiscal year consisted substantially of general and administrative ("G&A") costs of $175,313 versus $148,390 for the same quarter last year. In general the majority of G&A costs increased slightly when compared to the same period last year, due to increased Company activity. In addition, due to the depreciation of the U.S. dollar and the fact that the Company's cash balances and financings are in U.S. Dollars, the Company experienced a foreign exchange loss of $56,994 versus $649 for the same quarter last year. For the nine months ended December 31, 2004, the Company's net loss was $647,507 versus a loss of $758,549 for the first nine months of the 2004 fiscal year. These losses consisted mainly of G&A costs of $503,016 and a foreign exchange loss of $153,361 for the nine months ended December 31, 2004 versus G&A of $775,088 and a foreign exchange loss of $14,972 for the same period last year. The main difference in losses, besides the foreign exchange losses from holding U.S. Dollars, when comparing the nine months ended December 2004 to the same period in the prior fiscal year, was the inclusion of stock option based compensation costs in the G&A for the nine months ending December 31, 2004 totalling $290,030. As mentioned above, the difference in foreign exchange losses for the current period when compared with the same period last year is resultant from the depreciation of the U.S. Dollar. Also included in the nine-months ended December 31, 2004 is a gain on property and equipment resultant from the Company selling its commercial office unit during that period.

A comparative summary of the Company's G&A costs over the three and nine months periods ending December 31, 2004 is as follows:

	3 months ended December 31		9 months ended December 31
	2004	2003	2004	2003

Consulting fees	$ -	$ -	$ -	$ 116,816
Directors fees	47,171	44,408	137,929	320,938
Filing and transfer agent	10,503	5,272	40,647	17,761
Exploration and reports	17,856	12,500	17,856	12,500
Investor relations	2,520	-	12,601	29,022
Office and Administration	24,987	21,613	48,485	47,985
Professional fees	13,418	(3,203)	33,295	9,572
Rent	10,212	9,168	27,851	21,375
Shareholder communication	9,300	24,437	53,332	90,040
Travel	11,192	3,776	53,830	31,121
Wages and benefits	28,154	30,419	77,190	77,958

	$ 175,313	$ 148,390	$ 503,016	$ 775,088

Capital Expenditures

During the third quarter of 2005, the Company incurred $382,083 worth of expenditures on its oil and gas exploration properties. This compares to just $497 in the third quarter of the 2004 fiscal year. During the nine months of the 2005 fiscal year that ended December 31, 2004 the Company incurred $687,601 of expenditures on its oil and gas exploration properties versus just $54,295 during the nine months ended December 31, 2003. The primary reason for the increase in spending for the first nine months of the 2005 fiscal year was the drilling of the Honeysuckle-1 well on PEP 38741 in June 2004, the drilling of the Miromiro-1 well on PEP 38765 in December 2004 and the farm-in to the Area of Mutual Interest where the Company drilled the Husthouse-1 well in December 2004. Please refer to Note 3 of the consolidated intereim financial statements for further information.

Liquidity and Capital Resources

The Company began the 2005 fiscal year with 7,978,061 commons shares issued and outstanding, During the first nine months of the fiscal year, there were 3,989,025 shares issued pursuant to a shareholder approved forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this split was April 27, 2004 and the effect of the forward split has been applied on a retro-active basis.

In May 2004, the Company completed a prviate placement financing by issuing 542,495 post-split units at a price of US$1.67 and for proceeds of US$905,967 (CAD$1,247,218), with each unit consisting of one common share and a two-year share purchase warrant. Each warrant entitles the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

The Company also issued 75,000 common shares from treasury pursuant to the exercise of certain share purchase warrants at a price of US$0.23 per share, for proceeds of US$17,250 (CAD$21,471).

As a result of the above transactions, the Company ended the third quarter of the 2005 fiscal year with 12,584,581 shares outstanding.

The Company had $752,485 (December 31, 2003: $971,304) in cash and cash equivalents and $833,173 (December 31, 2003: $1,004,721) in working capital at December 31, 2004. This compares to $876,466 in cash and cash equivalents and $896,208 in working capital for year ended March 31, 2004.

As of the date of this MD&A, the Company has issued an additional 6,075,000 shares pursuant to the exercise of share purchase warrants at US$0.23 per share and the Company cancelled 1,800,000 incentive shares and returned them to treasury, bringing the total number of shares outstanding to 16,859,581.

At the date of this report, and as a result of the 6,075,000 share purchase warrants being exercised the Company now has approximately $2,200,000 in cash and cash equivalents on hand.

Set-out below are the fully diluted common shares outstanding on the dates indicated:

	February 23, 2005	December 31, 2004	March 31, 2004
Common shares	16,859,581	12,584,581	11,967,086
Share purchase warrants	542,495	6,617,495	6,150,000
Stock options	890,000	765,000	1,140,000

Total - Fully diluted	18,292,076	19,967,076	19,257,086

Summary of Quarterly Results

	2005			2004				2003
	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $

Total Revenue	-	-	-	-	-	-	-	-
General and admin.	175,313	211,095	116,608	165,622	148,390	173,502	453,196	239,199
Net loss for the period	(231,345)	(228,307)	(187,855)	(179,452)	(145,168)	(151,454)	(461,927)	(410,834)
Basic loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.02)	(0.07)	(0.07)
Diluted loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.02)	(0.07)	(0.07)

Due to the net losses incurred in all periods above, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share.

The Company has the following commitments for Capital Expenditure at December 31, 2004:

Contractual Obligations	Total $	Less than One Year $
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations (1)	2,295,500	2,295,500

Total Contractual Obligations (2)	2,295,500	2,295,500

(1) The Other Long Term Obligations that the Company has are in respect to the Company's share of expected exploration permit obligations.

(2) The Company's total commitments include only those that are required to be incurred to maintain the permit in good standing during the current permit term and prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

The Company may seek to significantly reduce certain of these commitments through farm-out or extensions. If a farm-out or extension is achieved the expenditures listed above may be reduced.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company has no off-balance sheet arrangements or propsed transactions.

Transactions with Related Parties Subsequent to December 31, 2004

Please refer to Note 5 of the financial statements for other details of related party transactions during the period ended December 13, 2004.

Subsequent to December 31, 2004, the Company extended its consulting agreement with the Company's President for an additonal two years commencing January 1, 2005. In addition, the Company entered into an agreement with the Company's Chairman whereby the Company will pay US$6,000 per month for his services relating to the Company's New Zealand operations. The Company also came to terms with two new Directors as part of their appointment to the board. Mr. Infuso will be compensated by the Company at a rate of $12,000 per annum and was granted an option to purchase 75,000 shares of the Company. Mr. Smith will be compensated by the Company at a rate of $6,000 per annum and was granted an option to purchase 50,000 shares of the Company.The Options granted to Mr. Infuso and Mr. Smith were granted at US$0.65 per share which was the prevailing market price at the time of grant.

Additional information relating to the Company is available on www.sedar.com

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER

Alan Hart	Bank of Montreal
Chairman and Director	Vancouver, British Columbia
Wakefield, New Zealand
LEGAL COUNSEL
Drew Cadenhead
President, CEO and Director	Lang Michener
Calgary, Alberta	Vancouver, British Columbia

Garth Johnson	Burstall Winger
Secretary, CFO and Director	Calgary, Alberta
Surrey, British Columbia
Chapman Tripp
Paul Infuso	Wellington, New Zealand
Director
Winnipeg, Manitoba	AUDITORS

James Smith	De Visser Gray
Director	Chartered Accountants
Calgary, Alberta	Vancouver, British Columbia

CORPORATE OFFICE	REGISTRAR AND TRANSFER AGENT

Suite 400, 534 17th Avenue	Computershare Trust Company of Canada
Calgary, Alberta	100 University Avenue
Canada T2S 0B1	9th Floor
Telephone: 1-403-770-1934	Toronto, Ontario
Facsimile: 1-403-770-1935	Canada M5J 2Y1
Telephone: 1-888-661-5566
Shareholder Relations	Facsimile: 1-604-661-9480
Telephone: 1-866-643-8145
Email: ir@tagoil.com	ANNUAL GENERAL MEETING

REGIONAL EXPLORATION OFFICE	The Annual General Meeting was held on
September 24, 2004 at the
1067-88 Valley Road	Corporate office of the Company at
RD1 Wakefiled 7181	Suite 400, 534 17th Avenue S.W., Calgary, Alberta T2S 0B1.
New Zealand
SHARE LISTING
SUBSIDIARIES
TAG Oil (NZ) Limited	OTC Bulletin Board
Trading Symbol: TAGOF
SHARE CAPITAL
WEBSITE
At February 27, 2005, there were
16,959,581 shares issued and outstanding.	www.tagoil.com
Fully diluted: 18,292,076 shares